OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 17, 2017

Via Electronic Transmission

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	OFI SteelPath Series Trust – Oppenheimer SteelPath MLP & Energy Infrastructure Fund

Registration Statement on Form N-1A

File Nos. 333-219598 and 811-23277

Dear Mr. Cowan:

We thank you for your comments, provided by phone on October 11, 2017, to the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer SteelPath MLP & Energy Infrastructure Fund (the “Fund”), a series of OFI SteelPath Series Trust (the “Trust”), filed on September 20, 2017. We have included each of your comments in italics below, followed by our response. Comments (and their respective comment numbers) referred to below correspond to those provided in your August 29, 2017 comment letter, which were addressed initially in the Fund’s response letter filed on September 20, 2017.

Prospectus

The Fund Summary

Principal Investment Strategies

15.	Since fixed income securities are listed as a principal strategy of the Fund, please disclose whether the Fund has any requirements concerning maturity or duration of the Fund’s fixed income investments.

The Fund will revise its disclosure regarding fixed-income securities as follows:

“The Fund may invest in all types of fixed-income securities of any maturity or duration, including securities rated investment-grade or below investment grade (commonly referred to as “junk bonds”), or that may be unrated.”

Principal Risks

17.	With respect to MLP Tax Risks, please add appropriate risk disclosure related to the following:

•	If the Fund retains an investment until its basis is reduced to zero, any subsequent distributions will be taxable to the Fund at ordinary income rates.

The Fund has disclosed the following in the second paragraph of “Principal Risks—MLP Tax Risk” in the summary prospectus:

“To the extent a distribution received by the Fund from an MLP is treated as a return of capital, the Fund’s adjusted tax basis in the interests of the MLP may be reduced, which will result in an increase in an amount of income or gain (or decrease in the amount of loss) that will be recognized by the Fund for tax purposes upon the sale of any such interests or upon subsequent distributions in respect of such interests.”

Furthermore, the Fund has disclosed the following in the penultimate sentence of “The Fund’s Principal Investment Strategies and Risks—Distribution Policy Risk” in the statutory prospectus:

“Once a shareholder’s adjusted cost basis has been reduced to zero, return of capital will be treated as capital gains.”

More About the Fund

About the Fund’s Investments

The Fund’s Principal Investment Strategies and Risks

27.	Please state that the Fund is concentrated in the energy industry. Also, please note that concentration risk disclosure should be specific to the energy industry.

The Fund will add the following sentence to the section titled “Principal Investment Strategies” in the summary prospectus:

“The Fund concentrates in securities of issuers in the energy sector and from time to time may have more than 25% of its total assets in any one of these industries.”

How the Fund is Managed

The Manager and the Sub-Adviser

Advisory Fees

28.	The first sentence reads: “Under the investment advisory agreement, the Fund pays the Manager an advisory fee at an annual rate that declines on additional assets as the Fund grows: [_____________], calculated on the daily net assets of the Fund.” Please change “daily net assets of the Fund” to “average daily net assets of the Fund.”

We note that Item 10(a)(1)(ii)(B) provides that “[i]f the adviser’s fee is not based on a percentage of average net assets […], describe the basis of the adviser’s compensation.” The investment advisory agreement, approved by the Fund’s board and initial shareholder, provides that fees be “calculated on the daily net assets of the Fund at an annual rate.” Consequently, after internal discussions, we believe it is most appropriate to describe the arrangement in the manner that is used in the investment advisory agreement, which we believe is wholly consistent with the requirements of Form N-1A.

Statement of Additional Information

How the Fund is Managed

Class I Share Availability

30.	We note that Class I shareholders may be involuntarily redeemed or converted. See disclosure under "Involuntary Conversion of Class I Shares." Please disclose the conversion feature in this section as required by Item 12(c)(3).

Please note that the following disclosure is located in the Fund’s prospectus under “More About Your Account—About Your Account—What is the Minimum Investment?—Minimum Account Balance”:

“The minimum account balance for Class I shares is $250,000. If a Class I account balance falls below $250,000, the account may be redeemed or converted into a Class Y share account. This minimum balance policy does not apply to Class I share accounts for which the minimum initial investment is waived.”

The Manager

The Investment Advisory Agreement

33.	Please disclose the method of calculating the advisory fees, including the percentage of the fee and its basis (e.g., total assets, managed assets, net assets), the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements. See Item 19(a)(3).

We confirm that the method of calculating the advisory fee, including the percentage of the fee and its basis, the amount of any breakpoint discounts, and a description of any waivers and expense limitation agreements is set forth under “Advisory Fees” in the Fund’s prospectus.

***

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Amy E. Shapiro

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5922

ashapiro@ofiglobal.com

Sincerely,

/s/ Amy E. Shapiro

________________________

Amy E. Shapiro

Vice President and
Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Taylor V. Edwards, Esq.

Ropes & Gray LLP